Filed Pursuant to Rule 424(b)(5)

Registration No. 333-273949

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 18, 2023)

Up to $17,068,386 of Shares of

Common Stock

This prospectus supplement amends our prospectus dated August 18, 2023 (the “Prior Prospectus”), filed as part of our registration statement on Form S-3 (File No. 333-273949). This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

We filed the Prior Prospectus to register the offer and sale of our common stock, par value $0.0001 per share, from time to time pursuant to the terms of that certain at the market offering agreement (the “Offering Agreement”), between H.C. Wainwright & Co., LLC (“Wainwright”), acting as sales agent, and us.

We are filing this prospectus supplement to amend the Prior Prospectus to update the amount of shares we are eligible to sell under General Instruction I.B.6 on Form S-3. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Offering Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $17,068,386 from time to time through Wainwright, as further described below.

As of the date of this prospectus supplement, the aggregate market value of our common stock held by non-affiliates of our public float was $52,044,474 based on a total number of 10,740,115 shares of common stock outstanding, of which 6,995,225 shares of common stock were held by non-affiliates, at a price of $7.44 per share, the closing sales price of our common stock on January 31, 2024, which is the highest closing price of our common stock on the Nasdaq Capital Market within the prior 60 days. We have sold $279,771.74 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement (excluding this offering). Accordingly, based on the foregoing, we are currently eligible under General Instruction I.B.6 of Form S-3 to offer and sell shares of our common stock having an aggregate offering price of up to $17,068,386. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

Our common stock is listed on the Nasdaq Capital Market under the trading symbol “CALC.” On March 28, 2024, the last reported sale price of our common stock was $4.16 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is March 29, 2024.